SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, September 2, 2019

To

B3 S.A. – Brasil, Bolsa, Balcão

Attn:      Ana Lucia da Costa Pereira

               Issuer Listing & Oversight Department

C/c: Securities and Exchange Commission of Brazil (CVM)

Attn:      Fernando Soares Vieira – Company Relations Superintendent

Francisco José Bastos Santos – Market and Intermediary Relations Superintendent

Ref: Official Letter 781/2019-SLS

Request for clarification on news reports

To whom it may concern:

With regard to Official Letter 781/2019-SLS sent by B3 S.A. – Brasil, Bolsa, Balcão, which is transcribed below, Braskem S.A. (“Braskem” or “Company”) hereby clarifies the following:

“August 30, 2019

781/2019-SLS

Braskem S.A.

Attn: Pedro van Langendonck Teixeira de Freitas

Investor Relations Officer

Ref: Request for clarification on news reports

To whom it may concern,

The report published by the newspaper Valor Econômico on August 30, 30219, entitled “Braskem perde valor e complica conversas de ODB com bancos” [Braskem loses value and complicates ODB’s negotiations with banks], states, among other things, that the board of directors of Braskem approved the payment of dividends of R$2.67 billion, but now the expectation is for the management of the company – if the court’s authorization of payment is maintained – will reduce the amount from just over 100% of net income to the mandatory minimum level, i.e. 25% (or close to R$ 650 million).

We request clarifications on the above item, by September 2, 2019, including whether or not you confirm the information and any other information deemed relevant.

The Company clarifies that, when said report was published no decision had been made with regard to management’s proposal for allocating the net income for fiscal year 2018, which was approved by the Board of Directors of the Company only in the meeting held on said date of August 30, 2019, therefore after the publication of the article.

Rua Lemos Monteiro, 120 - 24º andar | Butantã

São Paulo – SP | Brasil | CEP 05501 050

Tel. 55 11 3576 9000 | Fax 55 11 3576 9073

www.braskem.com

Accordingly, on the date hereof, an Extraordinary Shareholders Meeting was called to decide on said proposal, which calls for the distribution of the mandatory dividends, corresponding to 25% of adjusted net income for fiscal year 2018, in accordance with Article 202 of Federal Law 6,404/76, and to retain the remaining amount based on the capital budget, whose respective documents already are available on the Empresas.Net System of CVM, on the website of the B3 (www.b3.com.br) and on the Company’s IR website (www.braskem-ri.com.br).

We remain available to provide any further clarifications that may be deemed necessary.

Sincerely,

Braskem S.A.

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Rua Lemos Monteiro, 120 - 24º andar | Butantã

São Paulo – SP | Brasil | CEP 05501 050

Tel. 55 11 3576 9000 | Fax 55 11 3576 9073

www.braskem.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.